                      UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549
                                                                   -------------------------
                      FORM N-17f-2                                        OMB APPROVAL
                                                                   -------------------------
   Certificate of Accounting of Securities and Similar             OMB Number:     3235-0360
              Investments in the Custody of                        Expires:    July 31, 2006
             Management Investment Companies                       Estimated average burden
                                                                   Hours per response....1.0
        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]                  -------------------------
---------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                    Date examination completed:

811-1018                                                  December 13, 2002
---------------------------------------------------------------------------------------------
2. State identification Number:  N/A
   ------------------------------------------------------------------------------------------
   AL              AK              AZ              AR            CA            CO
   ------------------------------------------------------------------------------------------
   CT              DE              DC              FL            GA            HI
   ------------------------------------------------------------------------------------------
   ID              IL              IN              IA            KS            KY
   ------------------------------------------------------------------------------------------
   LA              ME              MD              MA            MI            MN
   ------------------------------------------------------------------------------------------
   MS              MO              MT              NE            NV            NH
   ------------------------------------------------------------------------------------------
   NJ              NM              NY              NE            ND            OH
   ------------------------------------------------------------------------------------------
   OK              OR              PA              RI            SC            SD
   ------------------------------------------------------------------------------------------
   TN              TX              UT              VT            VA            WA
   ------------------------------------------------------------------------------------------
   WV              WI              WY              PUERTO RICO
   ------------------------------------------------------------------------------------------
   Other (specify):
---------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

      Dreyfus Founders Funds, Inc.
---------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

      210 University Boulevard, Suite 800, Denver, Colorado 80206-4658
---------------------------------------------------------------------------------------------

PRICEWATERHOUSECOOPERS [LOGO]
                                                PricewaterhouseCoopers LLP
                                                1670 Broadway, Suite 1000
                                                Denver, CO  80202
                                                Telephone (720) 931 7000
                                                Facsimile (720) 931 7100


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  Dreyfus Founders Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Dreyfus Founders Funds, Inc. [comprised of Dreyfus Founders Balanced Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Government Securities Fund, Dreyfus Founders Growth Fund, Dreyfus Founders Equity Growth Fund (formerly Dreyfus Founders Growth and Income Fund), Dreyfus Founders International Equity Fund, Dreyfus Founders Mid-Cap Growth Fund, Dreyfus Founders Money Market Fund, Dreyfus Founders Passport Fund and Dreyfus Founders Worldwide Growth Fund (the "Company's")] compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 13, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our examination was made without prior notice to the Funds. Included among our procedures were the following tests performed as of December 13, 2002, and with respect to agreement of security purchases and sales, for the period from September 1, 2002 (commencement of custody arrangement), through December 13, 2002:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Boston, the Depository Trust Company, CrestCo. (London), various board approved sub-custodians and corresponding international depositories;

- Review of custodian reconciliations and tests of selected securities, held by the Custodian in omnibus form at the Federal Reserve Bank of Boston, The Depository Trust Company, CrestCo. (London), various board approved sub-custodians and corresponding international depositories. Agreement of the reconciliations to the books and records of the Custodian and the Company;

- Confirmation with brokers or inspection of alternative documentation for confirmations not returned of all securities out for transfer with brokers;

- Reconciliation of all such securities to the books and records of the Company and the Custodian; and

- Agreement of selected security purchases and security sales since our last report from the books and records of the Company to trade documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company enumerated above was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 13, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

PRICEWATERHOUSECOOPERS [LOGO]




This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP

Denver, Colorado
January 6, 2005

                                             Founders Asset Management LLC
(R)[LOGO] FOUNDERS(R)                        210 University Boulevard, Suite 800
   A MELLON FINANCIAL COMPANY (SM)           Denver, Colorado  80206-4658
                                             303-394-4404
                                             www.founders.com




    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of Dreyfus Founders Funds, Inc. [comprised of Dreyfus Founders Balanced Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Government Securities Fund, Dreyfus Founders Growth Fund, Dreyfus Founders Equity Growth Fund (formerly Dreyfus Founders Growth and Income Fund), Dreyfus Founders International Equity Fund, Dreyfus Founders Mid-Cap Growth Fund, Dreyfus Founders Money Market Fund, Dreyfus Founders Passport Fund and Dreyfus Founders Worldwide Growth Fund (the "Company")], are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 13, 2002, and from September 1, 2002 (commencement of custody arrangement) through December 13, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 13, 2002, and from September 1, 2002 (commencement of custody arrangement) through December 13, 2002, with respect to securities reflected in the investment account of the Company.


Dreyfus Founders Funds, Inc.


By:     /s/ Robert T. Kelly
        -------------------------------------
        Robert T. Kelly
        Principal Financial Officer


            1/5/05
        -------------------------------------
        Date